Exhibit 99.1

FF305 Page 1 of 10 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: MINISO Group Holding Limited Date Submitted: 30 September 2024 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange Yes Stock code (if listed) 09896 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 26 September 2024 1,259,282,577 0 1,259,282,577 1). Other (please specify) See Part B Date of changes 27 September 2024 % Closing balance as at (Notes 5 and 6) 27 September 2024 1,259,282,577 0 1,259,282,577

FF305 Page 2 of 10 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Shares repurchased for cancellation but not yet cancelled Date of changes 05 July 2024 38,816 % HKD 35.0113 2). Shares repurchased for cancellation but not yet cancelled Date of changes 08 July 2024 200,000 % HKD 34.8152 3). Shares repurchased for cancellation but not yet cancelled Date of changes 08 July 2024 86,400 % HKD 34.9434 4). Shares repurchased for cancellation but not yet cancelled Date of changes 09 July 2024 66,000 % HKD 34.9939 5). Shares repurchased for cancellation but not yet cancelled Date of changes 16 July 2024 1,000 % HKD 35.1 6). Shares repurchased for cancellation but not yet cancelled Date of changes 16 July 2024 284,000 % HKD 34.844 7). Shares repurchased for cancellation but not yet cancelled Date of changes 17 July 2024 200,000 % HKD 34.6214 8). Shares repurchased for cancellation but not yet cancelled Date of changes 17 July 2024 87,600 % HKD 34.3696 9). Shares repurchased for cancellation but not yet cancelled Date of changes 18 July 2024 240,000 % HKD 34.8538 10). Shares repurchased for cancellation but not yet cancelled Date of changes 18 July 2024 44,000 % HKD 33.8899 11). Shares repurchased for cancellation but not yet cancelled Date of changes 19 July 2024 290,000 % HKD 33.7362

FF305 Page 3 of 10 v 1.3.0 12). Shares repurchased for cancellation but not yet cancelled Date of changes 19 July 2024 7,200 % HKD 33.4453 13). Shares repurchased for cancellation but not yet cancelled Date of changes 22 July 2024 282,000 % HKD 34.596 14). Shares repurchased for cancellation but not yet cancelled Date of changes 22 July 2024 124 % HKD 35.0553 15). Shares repurchased for cancellation but not yet cancelled Date of changes 23 July 2024 150,000 % HKD 35.0865 16). Shares repurchased for cancellation but not yet cancelled Date of changes 23 July 2024 134,000 % HKD 34.6473 17). Shares repurchased for cancellation but not yet cancelled Date of changes 24 July 2024 288,400 % HKD 34.4031 18). Shares repurchased for cancellation but not yet cancelled Date of changes 24 July 2024 2,000 % HKD 33.7134 19). Shares repurchased for cancellation but not yet cancelled Date of changes 25 July 2024 282,400 % HKD 33.0737 20). Shares repurchased for cancellation but not yet cancelled Date of changes 25 July 2024 17,600 % HKD 32.6006 21). Shares repurchased for cancellation but not yet cancelled Date of changes 26 July 2024 301,000 % HKD 32.5735 22). Shares repurchased for cancellation but not yet cancelled Date of changes 05 September 2024 244,000 % HKD 31.6146 23). Shares repurchased for cancellation but not yet cancelled Date of changes 06 September 2024 312,000 % HKD 31.3889

FF305 Page 4 of 10 v 1.3.0 24). Shares repurchased for cancellation but not yet cancelled Date of changes 09 September 2024 83,400 % HKD 31.6538 25). Shares repurchased for cancellation but not yet cancelled Date of changes 11 September 2024 5,600 % HKD 31.75 26). Shares repurchased for cancellation but not yet cancelled Date of changes 11 September 2024 255,568 % HKD 31.7031 27). Shares repurchased for cancellation but not yet cancelled Date of changes 12 September 2024 310,000 % HKD 31.3006 28). Shares repurchased for cancellation but not yet cancelled Date of changes 12 September 2024 9,168 % HKD 30.8136 29). Shares repurchased for cancellation but not yet cancelled Date of changes 13 September 2024 324,800 % HKD 30.2975 30). Shares repurchased for cancellation but not yet cancelled Date of changes 16 September 2024 329,200 % HKD 29.2811 31). Shares repurchased for cancellation but not yet cancelled Date of changes 17 September 2024 332,000 % HKD 29.7634 32). Shares repurchased for cancellation but not yet cancelled Date of changes 18 September 2024 332,000 % HKD 29.7898 33). Shares repurchased for cancellation but not yet cancelled Date of changes 19 September 2024 4,800 % HKD 31.7038 34). Shares repurchased for cancellation but not yet cancelled Date of changes 20 September 2024 122,268 % HKD 31.7555 35). Shares repurchased for cancellation but not yet cancelled Date of changes 23 September 2024 725,600 % HKD 26.7691

FF305 Page 5 of 10 v 1.3.0 36). Shares repurchased for cancellation but not yet cancelled Date of changes 24 September 2024 795,200 % HKD 24.7875 37). Shares repurchased for cancellation but not yet cancelled Date of changes 24 September 2024 376,000 % HKD 26.0425 38). Shares repurchased for cancellation but not yet cancelled Date of changes 25 September 2024 750,000 % HKD 26.2789 39). Shares repurchased for cancellation but not yet cancelled Date of changes 25 September 2024 366,000 % HKD 27.4143 40). Shares repurchased for cancellation but not yet cancelled Date of changes 26 September 2024 521,800 % HKD 29.6715 41). Shares repurchased for cancellation but not yet cancelled Date of changes 27 September 2024 8,000 0.000635 % HKD 31.4584

FF305 Page 6 of 10 v 1.3.0 Confirmation Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each issue of shares or sale or transfer of treasury shares as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 7) (i) all money due to the listed issuer in respect of the issue of shares, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Rules / GEM Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 8); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

FF305 Page 7 of 10 v 1.3.0 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 8 of 10 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange Yes Stock code (if listed) 09896 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 27 September 2024 8,000 On another stock exchange New York Stock Exchange HKD 31.7655 HKD 31.005 HKD 251,667 Total number of shares repurchased 8,000 Aggregate price paid $ HKD 251,667 Number of shares repurchased for cancellation 8,000 Number of shares repurchased for holding as treasury shares B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 20 June 2024 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 125,928,257 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 9,209,944 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 0.731364% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 27 October 2024

FF305 Page 9 of 10 v 1.3.0 We hereby confirm that the repurchases made on the Exchange set out in Part A above were made in accordance with the Main Board Rules / GEM Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated ..................................16 April 2024................................................. which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Remarks: Repurchase of 2,000 American depository shares (representing 8,000 ordinary shares) on September 27, 2024 U.S. time Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 10 of 10 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Ye Guofu (Name) Title: Director (Director, Secretary or other Duly Authorised Officer)